Exhibit 99.1

News release…

Date: 19 January 2005
Ref: PR399 q4

Fourth quarter 2004 operations review

Overview

•	Fourth quarter production was strong across all the major products.

•	Operations at Comalco’s new alumina refinery commenced three months ahead of schedule with the first shipment in November.

•	Hamersley produced and shipped record volumes of iron ore.

•	New operations in coking coal, diamonds and iron ore continued to perform well.

•	The signing of agreements formalising closer co-operation between Hamersley and Robe, the approval of further development at Diavik, and the purchase of the West Antelope coal reserves by Kennecott Energy took place in the quarter.

•	Strong markets continue to create opportunities to divest non-core assets. The sale of Rio Tinto’s interest in the Morro do Ouro gold mine was completed in the fourth quarter.

•	The pre-tax charge for exploration and evaluation in 2004 was $60 million higher than in 2003 reflecting increased iron ore exploration in Western Australia and evaluation work on projects transferred to product groups during the year.

All currency figures in this report are US dollars unless otherwise stated

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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IRON ORE

Rio Tinto share of production (000 tonnes)

	Q4 04	vs Q4 03	vs Q3 04	FY 04	vs FY 03

Hamersley	20,171	+7%	+2%	74,231	+7%
Robe River	6,299	-5%	-8%	25,684	+7%
IOC	2,058	-6%	+554%	6,541	-22%

Demand remained strong across the full product range, with all markets showing continued strength, particularly China.

In late October, Rio Tinto and its Japanese partners in the Robe River Joint Venture signed agreements formalising closer co-operation between Hamersley Iron and Robe including the technical exchange initiatives announced earlier in the year.

Hamersley
Increased capacity at Yandicoogina and the ramp-up of Eastern Range underpinned a strong quarter, with record production and shipments. Including Channar tonnages, production lifted in the last quarter to a record 84 million tonnes per year rate.

Robe River
Production from West Angelas was lower than the previous quarter due to the timing of maintenance in advance of production ramp-up in 2005. Robe met sales expectations due to strong sales from Pannawonica which reflected increased shipments to China.

Iron Ore Company of Canada
Production progressively returned to normal during the quarter following the resolution of the industrial dispute which severely disrupted third quarter 2004 production.

ENERGY

US Thermal Coal

Rio Tinto share of production (000 tonnes)

	Q4 04	vs Q4 03	vs Q3 04	FY 04	vs FY 03

Kennecott Energy	31,072	+9%	+2%	117,734	+9%

Production from all mines in 2004 was higher than in 2003. Demand was strong for the higher energy coals of Colowyo and Spring Creek.

Kennecott Energy successfully bid for an additional 177 million tonnes of in-situ coal reserves at West Antelope at a cost of $146 million.

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Australian Coal

Rio Tinto share of production (000 tonnes)

	Q4 04	vs Q4 03	vs Q3 04	FY 04	vs FY 03
Rio Tinto Coal Australia
Hard coking coal	1,389	+46%	-33%	6,760	+193%
Other coal	3,868	-8%	-9%	16,214	-2%

Coal & Allied
Other coal	4,387	+10%	-4%	16,729	+9%

Other coal includes thermal, semi-soft and semi-hard coking coal

In response to strong demand for both thermal and coking coal, the Australian operations continued to operate generally at the capacity permitted by rail and port infrastructure in New South Wales and Queensland.

Rio Tinto Coal Australia
 Full year production from the new Hail Creek coking coal mine was over five million tonnes and a capacity expansion to eight million tonnes was approved in the second half of the year.

Production at Blair Athol was in line with previous quarters, but sales were lower due to the timing of shipments around the year end and congestion at the Dalrymple Bay Coal Terminal. Production at Kestrel was also lower than previous quarters due to a scheduled long wall changeover.

Coal & Allied
 Production at Bengalla was lower than in previous quarters as mining progressed through an area with a higher strip ratio. Total production at Coal & Allied’s other mines exceeded the previous quarter and the corresponding period of 2003.

INDUSTRIAL MINERALS

Rio Tinto share of production (000 tonnes)

	Q4 04	vs Q4 03	vs Q3 04	FY 04	vs FY 03

Borates	137	+2%	-11%	565	+1%
Titanium dioxide feedstock	319	+9%	+8%	1,192	0%

Fourth quarter and full year production of borates was slightly above the corresponding periods of 2003 reflecting improvement in some end use markets. Demand for boric acid remains strong. Full year production of titanium dioxide feedstock was in line with 2003. Demand for Rio Tinto Iron & Titanium’s iron, steel, rutile and zircon co-products remained strong.

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ALUMINIUM

Rio Tinto share of production (000 tonnes)
	Q4 04	vs Q4 03	vs Q3 04	FY 04	vs FY 03
Rio Tinto Aluminium
Bauxite	3,333	+7%	+6%	12,828	+4%
Alumina	671	+28%	+27%	2,231	+11%
Aluminium	209.1	-1%	-1%	836.5	+2%

Increased bauxite production in the fourth quarter reflected the commissioning of the NeWeipa project in November 2004. QAL suffered an interruption to its power supply in October which reduced production by about 85,000 tonnes (33,000 tonnes Rio Tinto share), but otherwise enjoyed strong production for the balance of the year, reflecting high process stability. Production at Eurallumina and all the smelters was strong.

The commissioning phase of the Comalco Alumina Refinery continued to go well. First shipments were made in November, three months ahead of schedule.

COPPER

Rio Tinto share of production
	Q4 04	vs Q4 03	vs Q3 04	FY 04	vs FY 03
Kennecott Utah Copper
Mined copper (000 tonnes)	73.9	+3%	+17%	263.7	-6%
Refined copper (000 tonnes)	61.6	+3%	-2%	246.7	+7%
Mined gold (000 ozs)	114	+16%	+48%	330	-3%
Refined gold (000 ozs)	68	-16%	-8%	300	-3%

Escondida
Mined copper (000 tonnes)	91.8	+31%	+5%	362.1	+22%

Grasberg JV
Mined copper (000 tonnes)	24.0	+109%	+162%	48.0	-56%
Mined gold (000 ozs)	35	-64%	+57%	83	-89%

Kennecott Utah Copper
Fourth quarter production of copper, gold and molybdenum in concentrates reflected higher grades. Copper anode production was adversely impacted by a ten day smelter maintenance shutdown in the fourth quarter.

Escondida
As in the third quarter, copper production from Escondida reflected lower copper grades. Due to improved processing rates, ore feed to the mill included lower grade material that was not in the original mine plan. Full year production reflects the return to the normal mine plan from the beginning of the year and an increase in mill throughput rates due to operational improvements.

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Grasberg

Fourth quarter production of copper and gold was higher than the preceding three quarters as recovery from the material slippage in the fourth quarter of 2003 continued. Mill throughput rates improved and grades were higher as ore was sourced from the higher grade areas of the open pit.

As required by the participation agreement, the metal strip, which determines the allocation of volumes between the joint venture partners, has been adjusted as a result of the 2003 material slippage. The table below sets out the adjustments for 2004 and 2005 agreed between Freeport and Rio Tinto based on Freeport’s current expectations of 2005 Grasberg production. Rio Tinto’s share of the insurance settlement relating to the slippage, which will be recognised in 2004 net earnings, is $30 million before tax.

Copper (m lbs)
	2004	2005

Original metal strip	1,052	1,082
Adjustment	(178)	111

Adjusted metal strip	874	1,193

Gold (000 oz)	2004	2005

Original metal strip	1,657	1,695
Adjustment	(280)	175

Adjusted metal strip	1,377	1,870

Rio Tinto has a 40% interest in production in excess of each year’s metal strip

Other copper operations
Copper production from the Palabora underground mine improved but remained below design capacity. As previously announced, the balance sheet value of Palabora’s copper assets is being assessed in light of the completion of a business review and the ongoing strength of the rand against the US dollar. The outcome of this assessment will be reflected in the financial results for the year ended 31 December 2004.

Production from the new Northparkes Lift 2 continued to ramp up during the fourth quarter.

DIAMONDS

Rio Tinto share of production (000 carats)
	Q4 04	vs Q4 03	vs Q3 04	FY 04	vs FY 03

Argyle	9,011	+8%	+69%	20,620	-33%
Diavik	901	+36%	-34%	4,545	+98%

Argyle
Output from the Argyle open pit began to return to normal in the fourth quarter of 2004 following tight mining conditions earlier in the year which led to the processing of lower grade ore.

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Diavik
Diavik continued to perform well. Production in the fourth quarter was lower than the two preceding quarters due to scheduled plant maintenance and the processing of lower grade material from the A154N pipe. The construction of a new dike and funding for the further study of the viability of underground mining, including the construction of an exploratory decline, were approved in December 2004.

EXPLORATION AND EVALUATION

Total pre-tax expenditure on exploration and evaluation charged to the profit and loss account in 2004 was $187 million compared with $127 million in 2003.

Exploration drilling continued on copper targets in Peru, Turkey, Alaska and Utah. Diamond exploration continued in Canada, Botswana, India and Brazil. Iron ore exploration continued in the Hamersley Basin (Western Australia) and in west Africa. Exploration on coking coal opportunities continued in southern Africa, Australia and Canada.

Evaluation work continued at Eagle (nickel/copper, US), Sari Gunay (gold, Iran), Resolution (copper/gold, US), Potasio Rio Colorado (potash, Argentina) and Simandou (iron ore, Guinea).

ASSET DISPOSALS

The sale to Nippon Steel of an eight per cent interest in the Hail Creek Joint Venture, and the increase in the combined share of the original participants, Marubeni Coal and Sumisho Coal Development, by two per cent was completed in the quarter. Rio Tinto will receive around $150 million for the sale of these interests in the Hail Creek Joint Venture together with the sale of a 47 per cent interest in the Beasley River iron ore deposit to its joint venture partners in Robe River.

The sale of Rio Tinto’s 51 per cent interest in Rio Paracatu Mineração (RPM), the owner of the Morro do Ouro mine in Brazil, was completed on 31 December 2004. The consideration, which is subject to a working capital adjustment, was $260 million.

The remaining price participation rights relating to copper production from Somincor, which was sold in the first half of the year, were themselves sold for $22 million.

The sale of the Marcona copper deposit was completed in December 2004. Rio Tinto has received $13 million, of which $5 million has been re-invested in the purchaser, Chariot Resources. A further $7 million will be payable to Rio Tinto on the second anniversary of the transaction and further payments of up to $5 million are contingent on the development of a mine.

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For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

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RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

		QUARTER			FULL YEAR		% CHANGE

		2003 Q4	2004 Q3	2004 Q4	2003	2004	Q4 04 vs Q3 04	Q4 04 vs Q4 03	2004 vs 2003

Principal Commodities
Alumina	('000 t)	526	530	671	2,014	2,231	27%	28%	11%
Aluminium	('000 t)	211.7	210.4	209.1	816.6	836.5	-1%	-1%	2%
Borates	('000 t)	134	153	137	559	565	-11%	2%	1%
Coal - hard coking coal	('000 t)	950	2,070	1,389	2,311	6,760	-33%	46%	193%
Coal - other Australian/Indonesian	('000 t)	8,379	8,803	8,255	38,262	32,943	-6%	-1%	-14%
Coal - US	('000 t)	28,417	30,398	31,072	108,177	117,734	2%	9%	9%
Copper - mined	('000 t)	182.9	174.7	204.9	867.0	753.1	17%	12%	-13%
Copper - refined	('000 t)	90.2	82.5	81.1	349.1	332.6	-2%	-10%	-5%
Diamonds	('000 cts)	8,968	6,688	9,946	33,272	25,202	49%	11%	-24%
Gold - mined	('000 ozs)	511	367	428	2,731	1,552	17%	-16%	-43%
Gold - refined	('000 ozs)	81	74	68	308	300	-8%	-16%	-3%
Iron ore	('000 t)	27,997	27,307	28,903	102,613	107,757	6%	3%	5%
Titanium dioxide feedstock	('000 t)	293	296	319	1,192	1,192	8%	9%	0%

Other Metals & Minerals
Bauxite	('000 t)	3,103	3,157	3,333	12,316	12,828	6%	7%	4%
Lead - mined	('000 t)	14.2	3.4	3.4	47.6	25.1	0%	-76%	-47%
Molybdenum	('000 t)	1.1	1.5	2.8	4.6	6.8	92%	155%	48%
Nickel - refined	(tonnes)	1,011	-	-	3,474	1,619	-	-	-53%
Salt	('000 t)	1,120	1,271	1,131	4,633	4,792	-11%	1%	3%
Silver - mined	('000 ozs)	4,959	3,569	4,031	18,311	14,830	13%	-19%	-19%
Silver - refined	('000 ozs)	653	854	944	2,963	3,344	11%	45%	13%
Talc	('000 t)	321	371	354	1,357	1,443	-5%	11%	6%
Tin	(tonnes)	60	-	-	100	59	-	-	-41%
Uranium	(tonnes)	1,406	1,610	1,575	5,158	5,974	-2%	12%	16%
Zinc - mined	('000 t)	30.4	10.7	11.7	113.0	73.8	9%	-62%	-35%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Fourth Quarter 2004 Operations Review	Page 8

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RIO TINTO SHARE OF PRODUCTION

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2003	2004	2004	2004	2004	2003	2004

ALUMINA
Production ('000 tonnes)
Comalco Alumina Refinery (a)	100%	-	-	-	-	175	-	175
Eurallumina	56%	148	145	144	155	154	573	597
Queensland Alumina	39%	378	368	373	375	342	1,440	1,459

Rio Tinto total alumina production		526	514	517	530	671	2,014	2,231

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%	18.7	18.3	18.2	18.9	18.4	72.4	73.8
Bell Bay	100%	41.9	41.8	40.8	38.2	41.2	166.6	162.0
Boyne Island	59%	80.9	80.5	79.7	82.0	79.1	311.1	321.2
Tiwai Point	79%	70.2	69.5	68.3	71.2	70.4	266.5	279.5

Rio Tinto total aluminium production		211.7	210.1	207.0	210.4	209.1	816.6	836.5

BAUXITE
Production ('000 tonnes)
Boké (b)	0%	58	121	58	-	-	418	179
Weipa	100%	3,045	2,887	3,273	3,157	3,333	11,898	12,649

Rio Tinto total bauxite production		3,103	3,008	3,331	3,157	3,333	12,316	12,828

BORATES
Borates ('000 tonnes B2O3 content)
Rio Tinto total borate production	100%	134	134	141	153	137	559	565

COAL - HARD COKING
Rio Tinto Coal Australia (c) ('000 tonnes)
Hail Creek Coal (d)	82%	608	831	1,325	1,376	1,100	812	4,633
Kestrel Coal	80%	342	369	776	693	289	1,499	2,127

Rio Tinto total hard coking coal production		950	1,200	2,101	2,070	1,389	2,311	6,760

COAL - OTHER *
Australian coal operations ('000 tonnes)
Coal & Allied Industries
Bengalla	30%	608	325	462	526	295	1,879	1,609
Hunter Valley Operations	76%	2,272	1,988	2,625	2,671	2,762	9,091	10,046
Mount Thorley Operations	61%	491	407	576	593	573	1,910	2,149
Warkworth	42%	616	612	774	783	757	2,469	2,926
Rio Tinto Coal Australia (b)
Blair Athol Coal	71%	2,197	2,180	2,206	2,169	2,157	8,890	8,712
Kestrel Coal	80%	292	98	167	173	61	1,159	499
Tarong Coal	100%	1,713	1,678	1,787	1,888	1,651	6,538	7,004

Total Australian other coal		8,189	7,287	8,597	8,803	8,255	31,935	32,943

Indonesian coal operations ('000 tonnes)
Kaltim Prima Coal (e)	0%	191	-	-	-	-	6,327	-

US coal operations ('000 tonnes)
Kennecott Energy
Antelope	100%	6,795	5,919	6,628	7,152	7,229	26,806	26,928
Colowyo	(f )	1,138	1,467	1,415	1,494	1,412	4,535	5,788
Cordero Rojo	100%	8,501	8,589	8,263	9,023	9,358	32,671	35,233
Decker	50%	1,203	514	1,062	1,104	1,235	3,679	3,916
Jacobs Ranch	100%	8,706	8,649	8,705	8,833	8,792	32,418	34,979
Spring Creek	100%	2,074	2,265	2,789	2,791	3,046	8,069	10,892

Total US coal		28,417	27,403	28,861	30,398	31,072	108,177	117,734

Rio Tinto total other coal production		36,797	34,690	37,459	39,201	39,327	146,439	150,677

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
* Coal - other includes thermal coal, semi-soft coking coal and semi-hard coking coal.
See footnotes on page 12.

Fourth Quarter 2004 Operations Review	Page 9

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RIO TINTO SHARE OF PRODUCTION (continued)

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2003	2004	2004	2004	2004	2003	2004

COPPER
Mine production ('000 tonnes)
Alumbrera (g)	0%	-	-	-	-	-	8.7	-
Bingham Canyon	100%	71.6	62.5	64.0	63.3	73.9	281.8	263.7
Escondida	30%	70.1	83.8	99.1	87.5	91.8	297.8	362.1
Grasberg - FCX (h)	0%	7.7	5.5	-	-	-	84.5	5.5
Grasberg - Joint Venture (h)	40%	11.5	5.5	9.3	9.2	24.0	108.7	48.0
Neves Corvo (i)	0%	9.6	11.6	11.4	-	-	38.0	23.0
Northparkes	80%	5.2	5.8	4.7	6.0	7.4	21.7	24.0
Palabora	49%	7.1	5.2	4.9	8.7	7.9	25.8	26.8

Rio Tinto total mine production		182.9	180.0	193.4	174.7	204.9	867.0	753.1

Refined production ('000 tonnes)
Atlantic Copper (h)	0%	8.6	7.0	-	-	-	38.1	7.0
Escondida	30%	11.4	11.3	11.4	11.4	11.6	44.3	45.6
Kennecott Utah Copper	100%	59.9	60.3	61.7	63.1	61.6	230.6	246.7
Palabora	49%	10.3	8.8	8.5	8.0	8.0	36.1	33.2

Rio Tinto total refined production		90.2	87.4	81.6	82.5	81.1	349.1	332.6

DIAMONDS
Production ('000 carats)
Argyle	100%	8,307	3,612	2,669	5,328	9,011	30,910	20,620
Diavik	60%	661	922	1,364	1,358	901	2,300	4,545
Merlin	100%	-	-	-	-	-	62	-
Murowa (j)	78%	-	-	-	2	34	-	36

Rio Tinto total diamond production		8,968	4,534	4,033	6,688	9,946	33,272	25,202

GOLD
Mine production ('000 ounces)
Alumbrera (g)	0%	-	-	-	-	-	31	-
Barneys Canyon	100%	6	7	4	5	5	35	22
Bingham Canyon	100%	92	69	59	72	109	305	308
Cortez/Pipeline	40%	106	113	115	105	87	434	421
Escondida	30%	16	18	16	16	15	55	65
Grasberg - FCX (h)	0%	26	14	-	-	-	354	14
Grasberg - Joint Venture (h)	40%	96	6	19	22	35	722	83
Greens Creek	70%	17	16	16	15	14	70	61
Kelian	90%	74	69	73	64	90	422	295
Lihir (k)	14%	25	16	24	22	E 24	88	E 87
Morro do Ouro (l)	0%	26	25	23	24	23	103	96
Northparkes	80%	15	17	15	14	18	39	63
Peak (g)	0%	-	-	-	-	-	20	-
Rawhide	51%	8	7	7	6	6	32	25
Rio Tinto Zimbabwe (m)	0%	3	3	3	-	-	14	6
Others	-	2	2	2	1	1	7	7

Rio Tinto total mine production		511	381	376	367	428	2,731	1,552

Refined production ('000 ounces)
Kennecott Utah Copper	100%	81	81	77	74	68	308	300

IRON ORE
Production ('000 tonnes)
Channar	60%	1,417	1,404	1,516	1,623	1,312	6,208	5,855
Corumbá	100%	279	268	306	352	375	1,074	1,301
Eastern Range	(n )	-	3	645	1,050	1,272	-	2,970
Hamersley	100%	17,462	14,407	16,273	17,140	17,587	63,056	65,407
Iron Ore Company of Canada (o)	59%	2,191	1,969	2,199	315	2,058	8,353	6,541
Robe River	53%	6,649	5,447	7,110	6,828	6,299	23,922	25,684

Rio Tinto total mine production		27,997	23,499	28,048	27,307	28,903	102,613	107,757

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 12. E = Estimated number.

Fourth Quarter 2004 Operations Review	Page 10

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RIO TINTO SHARE OF PRODUCTION (continued)

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2003	2004	2004	2004	2004	2003	2004

LEAD
Mine production ('000 tonnes)
Greens Creek	70%	4.1	3.3	3.9	3.4	3.4	15.8	13.9
Zinkgruvan (p)	0%	10.1	7.0	4.2	-	-	31.8	11.2

Rio Tinto total mine production		14.2	10.3	8.1	3.4	3.4	47.6	25.1

MOLYBDENUM
Mine production ('000 tonnes)
Bingham Canyon	100%	1.1	1.6	0.9	1.5	2.8	4.6	6.8

NICKEL
Nickel in matte (tonnes)
Fortaleza (q)	0%	1,524	-	-	-	-	5,950	-

Toll refined metal production (tonnes)
Rio Tinto Zimbabwe - Empress (m)	0%	1,011	971	648	-	-	3,474	1,619

SALT
Production ('000 tonnes)
Dampier Salt	65%	1,120	1,133	1,257	1,271	1,131	4,633	4,792

SILVER
Mine production ('000 ounces)
Bingham Canyon	100%	1,105	730	785	947	1,121	3,548	3,584
Escondida	30%	368	411	482	404	427	1,418	1,724
Grasberg - FCX (h)	0%	46	79	-	-	-	745	79
Grasberg - Joint Venture (h)	40%	466	13	53	135	583	1,126	784
Greens Creek	70%	2,035	1,761	1,584	1,813	1,664	8,226	6,821
Zinkgruvan (p)	0%	571	426	225	-	-	1,841	651
Others	-	366	346	336	270	235	1,407	1,187

Rio Tinto total mine production		4,959	3,766	3,465	3,569	4,031	18,311	14,830

Refined production ('000 ounces)
Kennecott Utah Copper	100%	653	778	768	854	944	2,963	3,344

TALC
Production ('000 tonnes)
Luzenac Group	99.9%	321	356	361	371	354	1,357	1,443

TIN
Mine production (tonnes)
Neves Corvo (i)	0%	60	21	38	-	-	100	59

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	293	287	291	296	319	1,192	1,192

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	858	809	751	931	1,026	3,512	3,517
Rössing	69%	548	622	607	679	549	1,647	2,457

Rio Tinto total uranium production		1,406	1,431	1,357	1,610	1,575	5,158	5,974

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	11.3	10.7	11.0	10.7	11.7	48.5	44.1
Zinkgruvan (p)	0%	19.1	19.2	10.5	-	-	64.5	29.7

Rio Tinto total mine production		30.4	29.9	21.5	10.7	11.7	113.0	73.8

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. The nickel in matte production reflects the contained tonnage of nickel.
See footnotes on page 12.

Fourth Quarter 2004 Operations Review	Page 11

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RIO TINTO SHARE OF PRODUCTION (continued)

Production data notes

(a)	Comalco Alumina Refinery started production in the fourth quarter of 2004.

(b)	Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.

(c)	Rio Tinto Coal Australia was previously known as Pacific Coal.

(d)	Rio Tinto reduced its shareholding in Hail Creek from 92.0% to 82.0% on 15 November 2004.

(e)	Rio Tinto had a 50% share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government was entitled to a 13.5% share of Kaltim Prima's production. Rio Tinto's share of production shown is before deduction of the Government share. Rio Tinto completed the sale of its interest in PT Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale.

(f)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

(g)	Rio Tinto completed the sale of its 25% interest in Minera Alumbrera together with its wholly owned Peak Gold Mine on 17 March 2003. Production data are shown up to the date of sale.

(h)	From mid 1995 until 30 March 2004, Rio Tinto held 23.93 million shares of Freeport-McMoRan-Copper & Gold (FCX) common stock from which it derived a share of production. This interest was sold to FCX on 30 March 2004. Also, through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(i)	Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.

(j)	Ore mining and processing at Murowa commenced during the third quarter of 2004.

(k)	Following a placement of shares on 13 November 2003, and a subsequent allotment of shares under a Share Purchase Plan on 23 January 2004, Rio Tinto's interest in Lihir changed from 16.3% to 14.5%. Rio Tinto's share of gold production includes an estimate of the production from the Lihir gold mine for the fourth quarter of 2004. The actual fourth quarter production, which may be different from the figure in this report, will be announced by Lihir Gold Ltd on 27 January 2005. The estimate in this report is based on subtracting the nine month production from the indicative full year 2004 production of 600,000 oz previously disclosed in the Managing Director's report to the Lihir Gold Ltd AGM (27 April 2004).

(l)	Rio Tinto sold its interest in Morro do Ouro on the 31 December 2004. Production data are shown up to the date of sale.

(m)	As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

(n)	Rio Tinto's share of production includes 100% of the production from the Eastern Range mine, which commenced production in March 2004. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(o)	Rio Tinto owns 19% of the Labrador Iron Ore Royalty Income Fund. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.

(p)	Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

(q)	Rio Tinto completed the sale of its 100% interest in the Fortaleza nickel mine on 16 January 2004. The sale was effective from 1 January 2004.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 31 December 2004.

Fourth Quarter 2004 Operations Review	Page 12

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RIO TINTO OPERATIONAL DATA
							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2003	2004	2004	2004	2004	2003	2004

ALUMINIUM

Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production ('000 tonnes)		3,045	2,887	3,273	3,157	3,333	11,898	12,649
Metal grade bauxite shipments ('000 tonnes)		3,160	2,981	2,861	3,213	3,242	11,415	12,298
Calcined bauxite production ('000 tonnes)		29	44	36	45	44	161	168
Boké mine (a)	0.0%
Guinea
Bauxite production ('000 tonnes)		3,648	2,812	2,961	-	-	12,060	5,773
Comalco Alumina Refinery (b)	100.0%
Queensland, Australia
Alumina production ('000 tonnes)		-	-	-	-	175	-	175
Eurallumina refinery	56.2%
Sardinia, Italy
Alumina production ('000 tonnes)		263	258	256	275	274	1,021	1,064
Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production ('000 tonnes)		980	954	966	971	887	3,731	3,778
Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production ('000 tonnes)		36.7	35.9	35.6	37.2	36.1	141.9	144.8
Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production ('000 tonnes)		41.9	41.8	40.8	38.2	41.2	166.6	162.0
Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production ('000 tonnes)		133.8	134.7	134.3	135.8	135.8	520.9	540.5
Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production ('000 tonnes)		87.9	87.1	86.0	88.7	88.6	334.4	350.3

Rio Tinto Aluminium share
Share of primary aluminium sales ('000 tonnes)		213.1	203.5	218.5	208.5	210.2	820.0	840.7

(a) Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.
(b) Comalco Alumina Refinery started production in the fourth quarter of 2004.

BORATES

Rio Tinto Borax	100.0%
California, US and Argentina
Borates ('000 tonnes) (a)		134	134	141	153	137	559	565

(a) Production is expressed as B2O3 content.

Rio Tinto percentage interest shown above is at 31 December 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2004 Operations Review	Page 13

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RIO TINTO OPERATIONAL DATA
							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2003	2004	2004	2004	2004	2003	2004

COAL

Coal & Allied Industries Limited
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production ('000 tonnes)		2,008	1,075	1,525	1,737	975	6,203	5,312
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production ('000 tonnes)		2,620	2,255	2,738	2,838	3,340	9,146	11,172
Semi-soft coking coal production ('000 tonnes)		381	371	729	689	308	2,862	2,097
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production ('000 tonnes)		433	514	710	722	817	1,720	2,762
Semi-soft coking coal production ('000 tonnes)		377	158	240	258	129	1,432	785
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,371	1,217	1,394	1,381	1,560	5,369	5,552
Semi-soft coking coal production ('000 tonnes)		93	237	447	479	239	500	1,403

Total coal production ('000 tonnes)		7,284	5,826	7,784	8,105	7,368	27,232	29,083

Total coal sales ('000 tonnes) (a)		7,278	6,424	7,486	7,931	6,835	27,887	28,677

Coal & Allied Industries share

Share of coal production ('000 tonnes)		5,266	4,401	5,861	6,040	5,795	20,272	22,097

Share of coal sales ('000 tonnes) (a)		5,456	4,776	5,669	6,002	5,120	21,084	21,566

(a) Sales relate only to coal mined by the operations and exclude traded coal.

Kaltim Prima Coal (a)
Indonesia	0.0%
Thermal coal:
Production ('000 tonnes)		381	-	-	-	-	12,655	-
Shipments ('000 tonnes)		309	-	-	-	-	12,810	-

(a) Rio Tinto completed the sale of its 50% interest in PT Kaltim Prima Coal on 10 October 2003. Production data are shown up to the date of sale.

Kennecott Energy and Coal Company
Antelope mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		6,795	5,919	6,628	7,152	7,229	26,806	26,928
Colowyo mine	(a)
Colorado, US
Thermal coal production ('000 tonnes)		1,138	1,467	1,415	1,494	1,412	4,535	5,788
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,501	8,589	8,263	9,023	9,358	32,671	35,233
Decker mine	50.0%
Montana, US
Thermal coal production ('000 tonnes)		2,406	1,028	2,123	2,209	2,471	7,358	7,831
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,706	8,649	8,705	8,833	8,792	32,418	34,979
Spring Creek mine	100.0%
Montana, US
Thermal coal production ('000 tonnes)		2,074	2,265	2,789	2,791	3,046	8,069	10,892

Total coal production ('000 tonnes)		29,620	27,917	29,923	31,503	32,307	111,856	121,649

Total coal sales ('000 tonnes)		29,620	27,917	29,923	31,503	32,307	111,856	121,649

(a) Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

Rio Tinto percentage interest shown above is at 31 December 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2004 Operations Review	Page 14

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RIO TINTO OPERATIONAL DATA
							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2003	2004	2004	2004	2004	2003	2004

COAL (continued)

Rio Tinto Coal Australia (a)
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal:
Production ('000 tonnes)		3,084	3,060	3,097	3,045	3,027	12,480	12,229
Sales ('000 tonnes)		3,473	2,867	3,218	3,198	2,565	12,577	11,848
Hail Creek Coal mine (b)	82.0%
Queensland, Australia
Coking coal:
Production ('000 tonnes)		661	903	1,441	1,496	1,264	883	5,104
Sales ('000 tonnes)		622	890	1,069	1,389	1,380	736	4,728
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal:
Production ('000 tonnes)		365	122	209	216	76	1,449	623
Sales ('000 tonnes)		177	-	-	-	63	889	63
Coking coal:
Production ('000 tonnes)		427	462	970	867	361	1,873	2,659
Sales ('000 tonnes)		357	409	536	837	354	1,084	2,136
Semi-hard coking coal: (c)
Sales ('000 tonnes)		461	225	258	300	249	1,739	1,033
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal:
Production ('000 tonnes)		1,713	1,678	1,787	1,888	1,651	6,538	7,004
Sales ('000 tonnes)		1,749	1,744	1,781	1,819	1,814	6,620	7,159

Total coal production ('000 tonnes)		6,250	6,225	7,503	7,512	6,380	23,222	27,619

Total coal sales ('000 tonnes)		6,839	6,135	6,863	7,544	6,425	23,646	26,968

Rio Tinto Coal Australia share

Share of coal production ('000 tonnes)		5,152	5,156	6,261	6,300	5,257	18,898	22,974

Share of coal sales ('000 tonnes)		5,591	5,113	5,693	6,286	5,372	19,227	22,463

(a) Rio Tinto Coal Australia was previously known as Pacific Coal.
(b) Rio Tinto reduced its shareholding in Hail Creek from 92.0% to 82.0% on 15 November 2004.
(c) Semi-hard coking coal is a mixture of thermal coal and coking coal. The product mix is customer dependent.

COPPER & GOLD

Alumbrera (a)	0.0%
Argentina
Ore treated ('000 tonnes)		-	-	-	-	-	7,053	-
Average ore grades:
Copper (%)		-	-	-	-	-	0.54	-
Gold (g/t)		-	-	-	-	-	0.69	-

Concentrates produced ('000 tonnes)		-	-	-	-	-	130.9	-

Copper in concentrates:
Production ('000 tonnes)		-	-	-	-	-	34.9	-
Sales ('000 tonnes)		-	-	-	-	-	37.0	-

Production of gold in concentrates ('000 ounces)		-	-	-	-	-	108	-
Production of gold in doré ('000 ounces)		-	-	-	-	-	16	-
Total gold sales ('000 ounces)		-	-	-	-	-	132	-

(a) Rio Tinto completed the sale of its 25% holding in Minera Alumbrera on 17 March 2003.

Rio Tinto percentage interest shown above is at 31 December 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2004 Operations Review	Page 15

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RIO TINTO OPERATIONAL DATA
							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2003	2004	2004	2004	2004	2003	2004

COPPER & GOLD (continued)

Escondida	30.0%
Chile
Sulphide ore treated ('000 tonnes)		18,299	19,619	21,197	20,637	20,925	70,347	82,378
Average copper grade (%)		1.31	1.48	1.61	1.47	1.47	1.43	1.51
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		197.1	239.6	284.2	256.8	265.1	847.0	1,045.6
Contained gold ('000 ounces)		52	58	55	53	51	184	217
Contained silver ('000 ounces)		1,227	1,370	1,606	1,347	1,424	4,728	5,747

Oxide ore treated ('000 tonnes)		3,537	3,179	4,186	3,996	4,282	13,702	15,643
Average copper grade (%)		1.03	1.25	1.10	0.87	0.96	1.06	1.03
Contained copper in leachate/mined material ('000 tonnes)		37	40	46	35	41	146	162

Refined production:
Oxide plant production ('000 tonnes)		38.0	37.7	37.9	38.0	38.5	147.6	152.1

Freeport-McMoRan Copper & Gold (a)
Grasberg mine	0.0% (40.0% of the expansion)
Papua, Indonesia
Ore treated ('000 tonnes)		13,071	13,817	14,946	17,845	21,142	74,103	67,750
Average mill head grades:
Copper (%)		0.77	0.50	0.82	0.83	1.17	1.09	0.87
Gold (g/t)		1.00	0.41	0.95	0.79	1.20	1.54	0.88
Silver (g/t)		4.26	3.09	4.01	3.74	4.32	4.03	3.85
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		86.9	55.9	107.7	129.7	223.1	715.8	516.4
Gold in concentrates ('000 ounces)		369	135	395	370	684	3,262	1,584
Silver in concentrates ('000 ounces)		981	740	1,143	1,199	1,956	6,474	5,037

Sales of payable metals in concentrates: (b)
Copper in concentrates ('000 tonnes)		85.5	53.0	101.7	127.9	213.1	693.0	495.6
Gold in concentrates ('000 ounces)		369	130	370	372	652	3,171	1,524
Silver in concentrates ('000 ounces)		763	563	862	943	1,490	4,994	3,857

(a) See note (h) on page 12 concerning Rio Tinto's previous direct interest in Freeport-McMoRan Copper & Gold and its continuing 40% interest in the expansion of Grasberg.
(b) Net of smelter deductions.

Atlantic Copper smelter	0.0%
Spain
Concentrates and scrap smelted ('000 tonnes)		224.7	187.1	-	-	-	964.4	187.1
Copper anodes produced ('000 tonnes) (c)		65.0	57.5	-	-	-	290.3	57.5
Copper cathodes produced ('000 tonnes)		62.0	58.4	-	-	-	247.1	58.4
Copper cathode sales ('000 tonnes) (d)		63.8	50.8	-	-	-	248.0	50.8

(c) New metal excluding recycled material.
(d) Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining	90.0%
East Kalimantan, Indonesia
Ore treated ('000 tonnes)		2,180	2,119	2,134	2,057	2,141	7,853	8,451
Average ore grades:
Gold (g/t)		1.66	1.57	1.84	1.56	2.15	2.37	1.78
Silver (g/t)		4.40	3.94	4.12	3.90	4.61	4.90	4.15
Production:
Gold ('000 ounces)		82	76	81	71	100	469	328
Silver ('000 ounces)		73	64	52	93	86	347	295
Sales:
Gold ('000 ounces)		47	113	70	76	19	437	278
Silver ('000 ounces)		-	148	-	-	-	299	148

Rio Tinto percentage interest shown above is at 31 December 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2004 Operations Review	Page 16

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RIO TINTO OPERATIONAL DATA
							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2003	2004	2004	2004	2004	2003	2004

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled ('000 tonnes)		878	781	760	794	759	3,452	3,093
Leached ('000 tonnes)		6,161	9,246	7,110	9,673	8,619	17,468	34,649
Sold for roasting ('000 tonnes)		62	96	111	107	109	463	423
Average ore grade: gold
Milled (g/t)		5.61	6.14	6.43	5.31	3.82	6.53	5.43
Leached (g/t)		0.78	0.77	0.73	0.70	0.66	0.90	0.71
Sold for roasting (g/t)		5.86	5.90	6.21	6.90	7.95	6.71	6.76
Gold produced ('000 ounces)		264	283	288	264	217	1,085	1,051

Greens Creek mine	70.3%
Alaska, US
Ore treated ('000 tonnes)		177	182	177	182	189	709	731
Average ore grades:
Gold (g/t)		6.19	5.86	6.21	5.43	4.95	6.42	5.60
Silver (g/t)		671	572	560	619	533	675	571
Zinc (%)		11.8	10.7	11.9	11.1	10.9	12.3	11.1
Lead (%)		4.7	3.9	4.6	3.9	3.9	4.6	4.1
Metals produced in concentrates:
Gold ('000 ounces)		24	23	23	21	20	99	86
Silver ('000 ounces)		2,897	2,506	2,254	2,580	2,368	11,707	9,707
Zinc ('000 tonnes)		16.1	15.3	15.6	15.3	16.6	69.1	62.7
Lead ('000 tonnes)		5.9	4.6	5.6	4.8	4.8	22.5	19.8

Rawhide mine (a)	51.0%
Nevada, US
Ore treated ('000 tonnes)		-	-	-	-	-	1,614	-
Average ore grades:
Gold (g/t)		-	-	-	-	-	0.51	-
Silver (g/t)		-	-	-	-	-	9.4	-
Metals produced in doré:
Gold ('000 ounces)		15	13	13	11	12	64	50
Silver ('000 ounces)		114	108	122	111	121	530	462

(a) Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Rio Tinto percentage interest shown above is at 31 December 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2004 Operations Review	Page 17

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RIO TINTO OPERATIONAL DATA
							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2003	2004	2004	2004	2004	2003	2004

COPPER & GOLD (continued)

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		6	7	4	5	5	35	22

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		11,988	10,497	11,054	11,943	12,219	46,105	45,712
Average ore grade:
Copper (%)		0.64	0.64	0.62	0.58	0.67	0.67	0.63
Gold (g/t)		0.31	0.28	0.23	0.26	0.38	0.29	0.29
Silver (g/t)		3.53	2.74	2.81	2.95	3.60	3.02	3.04
Molybdenum (%)		0.038	0.027	0.019	0.028	0.055	0.027	0.033
Copper concentrates produced ('000 tonnes)		280	262	277	276	291	1,147	1,106
Average concentrate grade (% Cu)		25.5	23.9	23.1	22.8	25.3	24.5	23.8
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		71.6	62.5	64.0	63.3	73.9	281.8	263.7
Gold ('000 ounces)		92	69	59	72	109	305	308
Silver ('000 ounces)		1,105	730	785	947	1,121	3,548	3,584
Molybdenum concentrates produced ('000 tonnes):		2.2	3.0	1.8	2.8	5.3	8.8	12.9
Molybdenum in concentrates ('000 tonnes)		1.1	1.6	0.9	1.5	2.8	4.6	6.8
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		286	279	301	288	229	1,060	1,098
Copper anodes produced ('000 tonnes) (c)		66.3	54.4	64.3	66.1	54.8	243.1	239.6
Production of refined metal:
Copper ('000 tonnes)		59.9	60.3	61.7	63.1	61.6	230.6	246.7
Gold ('000 ounces) (d)		81	81	77	74	68	308	300
Silver ('000 ounces) (d)		653	778	768	854	944	2,963	3,344

(b) Includes a small amount of copper in precipitates.
(c) New metal excluding recycled material.
(d) Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,263	1,275	1,157	1,270	1,306	5,168	5,008
Average ore grades:
Copper (%)		0.71	0.78	0.71	0.75	0.93	0.67	0.79
Gold (g/t)		0.70	0.73	0.68	0.66	0.59	0.44	0.66

Copper concentrates produced ('000 tonnes)		17.9	19.3	16.6	21.7	25.5	75.1	83.0

Contained copper in concentrates:
Saleable production ('000 tonnes)		6.5	7.3	5.9	7.5	9.3	27.1	30.0
Sales ('000 tonnes) (a)		6.2	2.8	7.2	3.1	6.9	22.5	20.0

Contained gold in concentrates:
Saleable production ('000 ounces)		18.7	21.0	18.7	17.2	22.5	48.6	79.4
Sales ('000 ounces) (a)		12.4	8.7	21.7	11.4	18.1	38.2	59.9

(a) Rio Tinto's 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 31 December 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2004 Operations Review	Page 18

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RIO TINTO OPERATIONAL DATA
							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2003	2004	2004	2004	2004	2003	2004

COPPER & GOLD (continued)

Palabora	49.2%
Palabora mine
South Africa
Ore treated ('000 tonnes)		2,838	2,101	1,897	2,345	2,314	11,415	8,657
Average ore grade: copper (%)		0.63	0.76	0.74	0.75	0.73	0.59	0.74
Copper concentrates produced ('000 tonnes)		46.3	35.9	35.4	64.2	52.2	163.3	187.7
Average concentrate grade: copper (%)		31.3	29.7	28.3	27.7	30.6	32.1	29.0
Copper in concentrates ('000 tonnes)		14.5	10.7	10.0	17.8	16.0	52.4	54.4
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		72.5	59.4	68.0	59.0	67.0	267.6	253.4
New copper anodes produced ('000 tonnes)		21.3	15.8	19.7	14.4	17.3	76.7	67.2
Refined new copper produced ('000 tonnes)		20.9	17.9	17.2	16.2	16.2	73.4	67.5
By-products:
Magnetite concentrate ('000 tonnes)		68	105	160	144	165	215	574
Refined nickel sulphate (tonnes)		38	53	37	36	41	152	167
Vermiculite plant
Vermiculite produced ('000 tonnes)		35.6	38.4	51.5	52.7	50.8	173.2	193.4

Peak Gold Mine (a)	0.0%
New South Wales, Australia
Ore treated ('000 tonnes)		-	-	-	-	-	144	-
Average ore grades:
Gold (g/t)		-	-	-	-	-	5.23	-
Silver (g/t)		-	-	-	-	-	3.16	-
Copper (%)		-	-	-	-	-	0.13	-
Lead (%)		-	-	-	-	-	0.11	-
Zinc (%)		-	-	-	-	-	0.00	-

Bullion produced ('000 ounces)		-	-	-	-	-	23	-
Containing:
Gold ('000 ounces)		-	-	-	-	-	20	-
Silver ('000 ounces)		-	-	-	-	-	3	-
Gold recovered in concentrates ('000 ounces)		-	-	-	-	-	-	-

Total gold production ('000 ounces)		-	-	-	-	-	20	-

Bullion sales (fine gold) ('000 ounces)		-	-	-	-	-	20	-

(a) Rio Tinto completed the sale of its wholly owned Peak Gold Mine on 17 March 2003.

Rio Tinto Brasil Limitada
Morro do Ouro mine (a)	0.0%
Minas Gerais, Brazil
Ore treated ('000 tonnes)		4,640	4,499	4,271	4,409	4,163	18,411	17,342
Average ore grade: gold (g/t)		0.43	0.45	0.46	0.44	0.46	0.44	0.45
Refined gold produced ('000 ounces)		51	50	45	48	46	201	188

(a) Rio Tinto sold its interest in Morro do Ouro on 31 December 2004. Production data are shown up to the date of sale.

Rio Tinto percentage interest shown above is at 31 December 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2004 Operations Review	Page 19

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RIO TINTO OPERATIONAL DATA
							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2003	2004	2004	2004	2004	2003	2004

COPPER & GOLD (continued)

Rio Tinto Zimbabwe (a)
Patchway mine (b)	0.0%
Zimbabwe
Ore treated ('000 tonnes)		-	-	-	-	-	38	-
Average ore grade: gold (g/t)		-	-	-	-	-	2.13	-
Total gold produced ('000 ounces)		-	-	-	-	-	2	-
Renco mine	0.0%
Zimbabwe
Ore treated ('000 tonnes)		61	61	85	-	-	234	146
Average ore grade: gold (g/t)		3.56	3.13	3.43	-	-	3.59	3.30
Total gold produced ('000 ounces)		6	5	6	-	-	23	11
Total Rio Tinto Zimbabwe

Total gold produced ('000 ounces)		6	5	6	-	-	25	11

(a) As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.
(b) Rio Tinto Zimbabwe completed the sale of the Patchway mine in July 2003.

Somincor (a)
Neves Corvo mine	0.0%
Portugal
Total ore treated ('000 tonnes) (b)		447	448	430	-	-	1,700	878
of which, treated to extract tin ('000 tonnes)		10	5	8	-	-	22	13
Average ore grades:
Copper (%)		5.15	6.02	6.07	-	-	5.33	6.04
Tin (%)		2.46	2.15	1.80	-	-	2.16	1.93
Copper production:
Copper concentrates produced ('000 tonnes)		84.0	100.1	98.3	-	-	329.6	198.3
Copper concentrate grade: copper (%)		23.4	23.7	23.6	-	-	23.5	23.7
Copper in concentrates produced ('000 tonnes)		19.6	23.7	23.2	-	-	77.5	46.9
Tin production:
Tin concentrates produced ('000 tonnes)		0.2	0.1	0.1	-	-	0.3	0.2
Tin concentrate grade: tin (%)		64.3	63.9	67.1	-	-	61.0	65.9
Tin in concentrates produced ('000 tonnes)		0.1	0.0	0.1	-	-	0.2	0.1

(a) Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.
(b) Total ore treated for both copper and tin production.

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		2,372	2,066	2,424	2,468	2,618	9,787	9,576
AK1 Diamonds produced ('000 carats)		8,307	3,612	2,669	5,328	9,011	30,910	20,620

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		300	394	541	560	455	1,194	1,950
Diamonds recovered ('000 carats)		1,101	1,537	2,273	2,263	1,502	3,833	7,575

Merlin (a)	100.0%
Northern Territory, Australia
Ore processed ('000 tonnes)		-	-	-	-	-	237	-
Diamonds recovered ('000 carats)		-	-	-	-	-	62	-

(a) Ore mining and processing ceased during the second quarter of 2003.

Murowa Diamonds (a)	77.8%
Zimbabwe
Ore processed ('000 tonnes)		-	-	-	4	27	-	30
Diamonds recovered ('000 carats)		-	-	-	3	44	-	47

(a) Ore mining and processing commenced during the third quarter of 2004.

Rio Tinto percentage interest shown above is at 31 December 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2004 Operations Review	Page 20

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RIO TINTO OPERATIONAL DATA
							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2003	2004	2004	2004	2004	2003	2004

IRON ORE

Hamersley Iron
Western Australia
Saleable iron ore production ('000 tonnes):
Paraburdoo, Mount Tom Price,	100.0%
Marandoo, Yandicoogina and Brockman		17,462	14,407	16,273	17,140	17,587	63,056	65,407
Channar	60.0%	2,361	2,341	2,526	2,705	2,187	10,347	9,759
Eastern Range (a)	54.0%	-	3	645	1,050	1,272	-	2,970

Total production ('000 tonnes)		19,823	16,751	19,443	20,895	21,046	73,404	78,135

Total sales ('000 tonnes) (b)		19,987	17,664	18,112	19,822	20,913	74,333	76,512

(a) The Eastern Range mine commenced production in March 2004.
(b) Sales represent iron ore exported from Western Australian ports (previously reported as Total shipments).

Iron Ore Company of Canada
Newfoundland & Labrador and Quebec in Canada
Carol Lake operations	58.7%
Saleable iron ore production:
Concentrates ('000 tonnes)		706	462	608	0	155	2,648	1,225
Pellets ('000 tonnes)		3,026	2,892	3,137	536	3,349	11,577	9,914
Sales:
Concentrate ('000 tonnes)		1,093	431	537	238	432	2,617	1,638
Pellets ('000 tonnes)		3,767	2,072	3,408	1,844	2,517	12,311	9,841

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production ('000 tonnes) (a)		279	268	306	352	375	1,074	1,301
(a) Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		8,035	6,281	8,437	7,643	7,610	32,034	29,970
Sales ('000 tonnes)		7,470	7,325	7,014	7,602	9,260	31,073	31,202
West Angelas mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		4,510	3,997	4,978	5,240	4,276	13,102	18,490
Sales ('000 tonnes)		4,350	4,742	3,937	5,784	4,764	12,785	19,226

NICKEL

Rio Tinto Brasil
Fortaleza mine	0.0%
Brazil
Production (tonnes)		1,524	-	-	-	-	5,950	-
(a) Rio Tinto completed the sale of its 100% interest in the Fortaleza nickel mine on 16 January 2004. The sale was effective from 1 January 2004.

Rio Tinto Zimbabwe (a)
Empress Nickel refinery	0.0%
Zimbabwe
Production (tonnes)		1,804	1,733	1,156	-	-	6,199	2,889

(a) As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

SALT

Dampier Salt	64.9%
Western Australia
Salt production ('000 tonnes)		1,725	1,745	1,936	1,957	1,742	7,135	7,380

Rio Tinto percentage interest shown above is at 31 December 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2004 Operations Review	Page 21

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RIO TINTO OPERATIONAL DATA
							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2003	2004	2004	2004	2004	2003	2004

TALC

The Luzenac Group	99.9%
Australia, Europe, and North America
Talc production ('000 tonnes)		321	356	361	371	355	1,358	1,444

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)

Titanium dioxide feedstock production ('000 tonnes)		293	287	291	296	319	1,192	1,192

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3O8)		1,255	1,183	1,098	1,362	1,500	5,134	5,143

Rössing Uranium Ltd	68.6%
Namibia
Production (tonnes U3O8)		799	907	885	990	801	2,401	3,582

ZINC

Zinkgruvan Mining AB	0.0%
Sweden
Ore treated ('000 tonnes)		227	196	139	-	-	774	335
Average ore grades:
Zinc (%)		9.3	10.6	8.1	-	-	9.2	9.6
Lead (%)		5.3	4.2	3.6	-	-	4.7	3.9
Silver (g/t)		105	95	77	-	-	103	86
Production of zinc concentrate ('000 tonnes)		35.0	34.8	18.7	-	-	117.0	53.5
Production of lead concentrate ('000 tonnes)		14.4	9.9	5.9	-	-	45.8	15.8

Production of metal in concentrates:
Zinc ('000 tonnes)		19.1	19.2	10.5	-	-	64.5	29.7
Lead ('000 tonnes)		10.1	7.0	4.2	-	-	31.8	11.2
Silver ('000 ounces)		571	426	225	-	-	1,841	651
(a) Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

Rio Tinto percentage interest shown above is at 31 December 2004. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2004 Operations Review	Page 22

		Page

Gold (continued)

Lihir	Papua New Guinea	18
Morro do Ouro	Brazil	19
Northparkes	Australia	18
Peak	Australia	19
Rio Tinto Zimbabwe:		20
-Patchway	Zimbabwe	20
-Renco	Zimbabwe	20

Iron Ore

Corumbá	Brazil	21
Hamersley:	Australia	21
-Brockman	Australia	21
-Channar	Australia	21
-Eastern Range	Australia	21
-Marandoo	Australia	21
-Mt Tom Price	Australia	21
-Paraburdoo	Australia	21
-Yandicoogina	Australia	21
Iron Ore Company of Canada	Canada	21
Robe River	Australia	21

Lead/Zinc

Kennecott Minerals:	US	17
-Greens Creek	US	17
Zinkgruvan	Sweden	22

Molybdenum

Bingham Canyon	US	18

Nickel

Empress refinery	Zimbabwe	21
Fortaleza	Brazil	21

Salt

Dampier Salt	Australia	21

Silver

Bingham Canyon	US	18
Escondida	Chile	16
Grasberg	Indonesia	16
Greens Creek	US	17
Zinkgruvan	Sweden	22

Talc

Luzenac	Australia/Europe/US/Canada	22

Tin

Neves Corvo	Portugal	20

Titanium dioxide feedstock

QIT mine and smelter	Canada	22
Richards Bay Minerals mine and smelter	South Africa	22

Uranium

Energy Resources of Australia	Australia	22
-Ranger	Australia	22
Rössing	Namibia	22

Fourth Quarter 2004 Operations Review	23